EXHIBIT 11.1

DUKE REALTY CORPORATION

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands)

DECEMBER 31, 2003

Net income from continuing operations, less preferred dividends	$147,521
Preferred dividends	37,321
Earnings from land and depreciated property dispositions	(15,774)
Operating partnership minority interest	15,987
Interest expense	129,160
Earnings before fixed charges	$314,215

Interest expense	$129,160
Preferred dividends	37,321
Interest costs capitalized	6,734
Total fixed charges	$173,215

Ratio of earnings to combined fixed charges and Preferred dividends	1.81

Ratio of earnings to fixed charges	2.31